MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: L3138
27 June, 2002

02042595

SUPPL

02 JUL 15 AM 12:55

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Dear Mr Goldberg

For your records please find enclosed announcements to the Australian Stock Exchange as follows.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

20/06/2002	Cancellation of Options – Employee Share Option Plan B.
20/06/2002	Employee Share Option Plan.
24/06/2000	Discovery of a new zone of Kimberlite – Namibia.
24/06/2002	Appendix 3Y
27/06/2002	Commencement of Drilling – Telfer

Yours sincerely
MOUNT BURGESS MINING N.L.

for Jan Forrester
Company Secretary

dlw 7/16

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements
20 June 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

CANCELLATION OF OPTIONS FROM EMPLOYEE SHARE PLAN B

The Company wishes to announce that it has cancelled 50,000 options issued under Employee Share Plan B, which had an exercise price of 25 cents and were to expire 31 December 2006.

Yours faithfully,

Jan Forrester

Jan Forrester
Company Secretary

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001.

Name of entity

Mount Burgess Mining N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**UNQUOTED EMPLOYEE SHARE OPTIONS.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	300,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Unquoted options from the Company's Employee Share Option Plan, exercisable at 25 cents and expiring on 31 December 2007**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No** **Shares issued upon the exercise of options will rank parri passu with the then existing ordinary share capital.**
5	Issue price or consideration	**nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Options from the Employee Share Option Plan are issued, from time to time, to reward past services and contributions of eligible employees and also to assist in the recruitment. retention, incentive and motivation of eligible employees of the Company.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Option Certificates will be given to staff within next three days.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
101,500,000	**Ordinary Fully Paid shares**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**5,000,000**	**Unlisted options made up of:** 900,000 Plan A expiry 31 Dec 2002(MTBAI) 200,000 Plan B expiry 31 Dec 2002(MTBAK) 2,250,000 Plan B expiry 31 Dec 2005(MTBAM) 1,350,000 Plan B expiry 31 Dec 2006 300,000 Plan B expiry 31 Dec 2007 **(All with exercise price of 25 cents)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**At present the Company does not have a dividend policy**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

+ See chapter 19 for defined terms.

33 $^{+}$Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the $^{+}$securities are $^{+}$equity securities, the names of the 20 largest holders of the additional $^{+}$securities, and the number and percentage of additional $^{+}$securities held by those holders

36 ☐ If the $^{+}$securities are $^{+}$equity securities, a distribution schedule of the additional $^{+}$securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional $^{+}$securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which $^{+}$quotation is sought

+ See chapter 19 for defined terms.

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

+ See chapter 19 for defined terms.

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under section 737 or 738 of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 June 2002
(Company secretary)

Print name: ..**Jan Forrester**.....

== == == == ==

+ See chapter 19 for defined terms.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements

24 June 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project, Namibia
(Mount Burgess Mining N L 90%, Kimberlite Resources 10%)

This is to inform you that the Company received news over the weekend of the discovery of further kimberlite at its Tsumkwe diamond project in Namibia.

Three holes over an east-west distance of 40 metres have so far been drilled into a discrete gravity low/subtle magnetic high anomaly situated some 250 metres NNW of the Nxa-on kimberlite (the discovery of which was announced to ASX on 4 June 2002).

Field drill logs record that kimberlite was intersected at 43 metres. Drill cuttings show that the kimberlite is relatively fine grained, carries abundant (often broken) pyrope garnets up to 4mm in size and appears to be developed as a stock work of kimberlite veins intruded into the granite basement.

Further drilling will have to be conducted to gain more information on this discovery and to test for the presence of other kimberlite pipes which may exist nearby.

A field crew is currently conducting gravity surveys in this area to identify any further geophysical targets for drilling.

Yours faithfully,

J J Moore
Director

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Nigel Raymond Forrester**
Date of last notice	**App3Y - Lodged 7 May 2002**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect Interest						Total
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Nigel Raymond Forrester	Caroline Forrester (daughter)	Claire Forrester (daughter)	Jan Forrester (Spouse)	Est D M Forrester (late mother)	Salto Pty Ltd	Beta Svc. a/c Man. S/F	
Date of change	18/06/02 19/06/02							

+ See chapter 19 for defined terms.

No. of securities held prior to change	A B	8,165,496 500,000	193,000 -	111,000 -	411,010 250,000	13,860	1,000,000	1,522,200	11,416,366 750,000
Class	A B	Ord Fully Pd Unlisted Ops	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd Unlisted Ops	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd	Ord Fully Pd Unlisted Ops
Number acquired	A B	25,000 -							25,000
Number disposed	A B								
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation		$2,906							
No. of securities held after change		8,190,496 500,000	193,000	111,000	411,010	13,860	1,000,000	1,522,000	11,441,366
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back		On market trade							

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract								
Nature of interest								
Name of registered holder (if issued securities)								

+ See chapter 19 for defined terms.

Date of change								
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed								
Interest acquired								
Interest disposed								
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation								
Interest after change								

+ See chapter 19 for defined terms.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASXannouncements

27 June 2002

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tim's Dome Prospect, Telfer, Western Australia - Gold
(Mount Burgess Mining N.L. 100%)

This is to inform you that drilling commenced this morning at the Company's Tim's Dome prospect at Telfer.

Six diamond drill holes are planned (179m pre-collar and 426m of core) to test east/west cross-cutting structures which strike across the hinge of the dome. These structures have been delineated from a recently completed IP and resistivity survey.

Yours faithfully,

J J Moore
Director

Information in this report pertaining to the exploration results from the Tim's Dome project has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.